EXHIBIT 99.1

NANOBIOTIX to Announce First Quarter Operational and Financial Update on May 22, 2024

Conference call and webcast scheduled on May 22, 2024, at 8:00 am EDT / 2:00 pm CEST

PARIS and CAMBRIDGE, Mass., May 15, 2024 (GLOBE NEWSWIRE) -- NANOBIOTIX (Euronext: NANO – NASDAQ: NBTX – the ‘‘Company’’), a late-clinical stage biotechnology company pioneering physics-based approaches to expand treatment possibilities for patients with cancer, announced today that it will report its financial and operational results for the first quarter of 2024 on May 22, 2024, before the US and EU markets open.

This release will be followed by a conference call and webcast on May 22, 2024 at 8:00 am EDT / 2:00 pm CEST. During the call, Laurent Levy, chief executive officer, and Bart van Rhijn, chief financial officer, will briefly review the Company’s first quarter of 2024 results and provide an update on business activities before taking questions from participants.

Details for the call are as follows:

Audio-only dial-in link: click here

Webcast link: click here

Participants can use the audio-only link above to register and obtain dial-in instructions to listen to the presentation via phone and ask questions during the Q&A session, or participants can use the webcast link to register and listen and watch the slide presentation online; the replay version will be available under the same webcast link shortly after the presentation and will be archived on the Company’s website at www.nanobiotix.com. It is recommended to join 10 minutes prior to the event start. Participants are invited to email their questions in advance to investors@nanobiotix.com.

Next Annual General Meeting of the Company

The Company announced that its next Annual General Meeting (“AGM”) will be held on May 28, 2024, at its headquarters, 60 rue de Wattignies, 75012 Paris, France. The notice of meeting of this AGM has been published in the French legal bulletin and includes the agenda, the proposed resolutions as well as instructions to participate and vote in this AGM. All documentation regarding this AGM is available on the Company’s website.

About NANOBIOTIX

Nanobiotix is a late-stage clinical biotechnology company pioneering disruptive, physics-based therapeutic approaches to revolutionize treatment outcomes for millions of patients; supported by people committed to making a difference for humanity. The Company’s philosophy is rooted in the concept of pushing past the boundaries of what is known to expand possibilities for human life.

Incorporated in 2003, Nanobiotix is headquartered in Paris, France and is listed on Euronext Paris since 2012 and on the Nasdaq Global Select Market in New York City since December 2020. The Company has subsidiaries in Cambridge, Massachusetts (United States) amongst other locations.

Nanobiotix is the owner of more than 25 patent families associated with three (3) nanotechnology platforms with applications in 1) oncology; 2) bioavailability and biodistribution; and 3) disorders of the central nervous system.

For more information about Nanobiotix, visit us at www.nanobiotix.com or follow us on LinkedIn and Twitter.

Contacts

Nanobiotix
Communications Department Brandon Owens VP, Communications +1 (617) 852-4835 contact@nanobiotix.com	Investor Relations Department Craig West SVP, Investor Relations +1 (617) 583-0211 investors@nanobiotix.com
Media Relations
FR –Ulysse Communication Laurent Wormser + 33 (0)6 13 12 04 04 lwormser@ulysse-communication.com	Global –LifeSci Advisors Kevin Gardner +1 (617) 283-2856 kgardner@lifesciadvisors.com

Attachment

  2024-05-15 -- NBTX -- 1Q24 STD -- FINAL.pdf (https://ml.globenewswire.com/Resource/Download/745b6f22-86ea-47f3-97d2-a60bba3cb908)